UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR ANY MATERIALS THEMSELVES INCORPORATED BY REFERENCE INTO INFORMATION FURNISHED IN THIS REPORT ON FORM 6-K AND THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTION “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2025).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	Executive Officer & General Manager, Financial Accounting Dept

Date: January 29, 2025

January 29, 2025

Sumitomo Mitsui Financial Group, Inc. Consolidated Financial Results for the nine months ended December 31, 2024 <Under Japanese GAAP>

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: https://www.smfg.co.jp/english/

President: Toru Nakashima

Investors meeting presentation for financial results: Scheduled

Note: Amounts less than one million yen have been rounded down.

1. Consolidated financial results (for the nine months ended December 31, 2024)

 (1) Operating results

(Millions of yen, except per share data and percentages)

			Ordinary income		Ordinary profit		Profit attributable to owners of parent

Nine months ended December 31, 2024			¥ 7,652,260	14.4%	¥1,619,085	35.3%	¥1,135,971	43.3%
Nine months ended December 31, 2023			6,691,218	52.8	1,196,679	15.9	792,837	3.5
Notes:	1.	Comprehensive income:
		(a) for the nine months ended December 31, 2024: ¥ 1,094,402 million [(31.4)%]
		(b) for the nine months ended December 31, 2023: ¥ 1,594,978 million [152.6%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.

			Earnings per share		Earnings per share (Diluted)
Nine months ended December 31, 2024			¥ 289.99		¥ 289.92
Nine months ended December 31, 2023			198.24		198.18
Note:	On October 1, 2024, Sumitomo Mitsui Financial Group, Inc. (“the Company”) effected a three for one split of its common stock on the record date of September 30, 2024. Earnings per share and Earnings per share (Diluted) take into account the stock split.

(2) Financial position
					(Millions of yen, except percentages)
			Total assets		Net assets		Net assets ratio
As of December 31, 2024			¥ 310,852,859		¥ 15,281,775		4.9%
As of March 31, 2024			295,236,701		14,799,967		5.0
Notes:	1.	Stockholders’ equity:
		(a) as of December 31, 2024: ¥ 15,134,832 million (b) as of March 31, 2024: ¥ 14,660,110 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – non-controlling interests) / total assets} X 100

2. Dividends on common stock

(Yen)

	Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2024	¥ —	¥ 135.00	¥ —	¥ 135.00	¥ 270.00
Fiscal year ending March 31, 2025 Before considering the stock split	—	180.00	—
(After considering the stock split)	—	180.00	—
Fiscal year ending March 31, 2025 Forecast/Before considering the stock split				180.00	360.00
(Forecast/After considering the stock split)				60.00	—

Notes:	1.	Dividend forecast remains unchanged.
	2.	On October 1, 2024, the Company effected a three for one split of its common stock on the record date of September 30, 2024.

3 . Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2025)

(Millions of yen, except per share data and percentage)

	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2025	¥ 1,160,000	20.5%	¥ 299.48

Notes:	1.	Earnings forecast remains unchanged.
	2.	Percentage shown in profit attributable to owners of parent is the increase (decrease) from the previous fiscal year.
	3.

On October 1, 2024, the Company effected a three for one split of its common stock on the record date of September 30, 2024. At the Board of Directors held on November 14, 2024, the Company resolved to repurchase its own shares. Forecasted earnings per share are calculated by dividing forecasted profit attributable to owners of parent by the number of issued common stocks (excluding treasury stocks) as of December 31, 2024, which takes into account the stock split and the repurchase of own shares.

[Notes]

(1) There were changes in material consolidated subsidiaries during the period. Newly consolidated: 1 company (JRI Holdings, Limited) Excluded: 1 company (SMBC Finance Service Co., Ltd.)

(2) Special accounting methods used for preparing quarterly consolidated financial statements were adopted.

Note: For more details, see page 5 “3. Notes to quarterly consolidated financial statements.”

(3) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	: Yes

(b) Changes in accounting policies due to reasons other than above (a)	: No

(c) Changes in accounting estimates	: No

(d) Restatements	: No

Note: For more details, see page 5 “3. Notes to quarterly consolidated financial statements.”

(4) Number of shares issued (common stocks)

	As of December 31, 2024	As of March 31, 2024
(a) Number of shares issued (including treasury stocks)	3,924,531,558 shares	4,012,587,252 shares
(b) Number of treasury stocks	36,850,566 shares	70,763,598 shares

	Nine months ended December 31, 2024	Nine months ended December 31, 2023
(c) Average number of shares issued during the period	3,917,225,669 shares	3,999,379,149 shares

Notes:	1.

The Company has introduced a “Stock grant trust for employee” (hereinafter, the “Trust”). The shares of the Company held by the Trust are included in the number of treasury stocks to be deducted when calculating both the number of treasury stocks and the average number of shares issued during the period.

2.

On October 1, 2024, the Company effected a three for one split of its common stock on the record date of September 30, 2024. The number of shares issued (including treasury stocks), the number of treasury stocks and the average number of shares issued during the period take into account the stock split.

[Note on quarterly review process]

The external auditor’s review of the quarterly consolidated financial statements : No

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

* Appendix: Financial results for the nine months ended December 31, 2024 supplementary information

I. Consolidated operating results for the nine months ended December 31, 2024 (fiscal 2024)

The subject matter is described in the “Overview of 3Q FY3/2025” disclosed on January 29, 2025 (Wednesday), which is available on our website at https://www.smfg.co.jp/english/investor/financial/latest_statement.html.

The information is posted under FY 2024 ending March 31, 2025, Financial Results section, Third Quarter, Overview of performance, on the above website.

II. Quarterly consolidated financial statements and main notes

1. Quarterly consolidated balance sheets

	Millions of yen
	March 31, 2024	December 31, 2024

Assets:
Cash and due from banks	¥78,143,100	¥74,543,668
Call loans and bills bought	5,333,883	5,264,436
Receivables under resale agreements	8,525,688	15,744,838
Receivables under securities borrowing transactions	6,799,541	5,694,072
Monetary claims bought	6,103,091	5,649,617
Trading assets	11,540,063	12,217,634
Money held in trust	23,751	32,865
Securities	37,142,808	41,247,025
Loans and bills discounted	107,013,907	113,370,344
Foreign exchanges	2,068,885	2,916,116
Lease receivables and investment assets	207,645	233,513
Other assets	15,313,546	16,069,184
Tangible fixed assets	1,006,883	1,003,124
Intangible fixed assets	976,706	1,022,307
Net defined benefit asset	913,791	944,266
Deferred tax assets	71,427	61,066
Customers’ liabilities for acceptances and guarantees	14,869,558	15,636,337
Reserve for possible loan losses	(817,578)	(797,560)

Total assets	¥295,236,701	¥310,852,859

Liabilities:
Deposits	¥164,839,357	¥172,060,977
Negotiable certificates of deposit	14,672,275	16,193,155
Call money and bills sold	3,138,049	3,490,727
Payables under repurchase agreements	19,625,877	22,265,443
Payables under securities lending transactions	1,736,935	1,781,884
Commercial paper	2,429,179	2,359,513
Trading liabilities	9,689,434	10,208,688
Borrowed money	14,705,266	15,111,386
Foreign exchanges	2,872,560	2,041,823
Short-term bonds	863,000	762,200
Bonds	13,120,274	13,410,059
Due to trust account	1,246,198	1,192,505
Other liabilities	15,573,044	18,017,647
Reserve for employee bonuses	115,488	86,743
Reserve for executive bonuses	4,411	—
Net defined benefit liability	37,263	36,886
Reserve for executive retirement benefits	1,179	952
Reserve for point service program	35,622	30,787
Reserve for reimbursement of deposits	9,228	6,240
Reserve for losses on interest repayment	121,947	204,102
Reserves under the special laws	4,631	5,444
Deferred tax liabilities	698,632	640,679
Deferred tax liabilities for land revaluation	27,316	26,896
Acceptances and guarantees	14,869,558	15,636,337

Total liabilities	280,436,734	295,571,084

Net assets:
Capital stock	2,344,038	2,345,960
Capital surplus	610,143	611,610
Retained earnings	7,843,470	8,392,749
Treasury stock	(167,671)	(131,151)

Total stockholders’ equity	10,629,980	11,219,168

Net unrealized gains (losses) on other securities	2,406,883	2,212,106
Net deferred gains (losses) on hedges	(65,073)	(151,625)
Land revaluation excess	34,936	33,820
Foreign currency translation adjustments	1,362,647	1,552,659
Accumulated remeasurements of defined benefit plans	290,735	268,702

Total accumulated other comprehensive income	4,030,129	3,915,663

Stock acquisition rights	931	787
Non-controlling interests	138,925	146,155

Total net assets	14,799,967	15,281,775

Total liabilities and net assets	¥295,236,701	¥310,852,859

2. Quarterly consolidated statements of income and quarterly consolidated statements of comprehensive income

  (Quarterly consolidated statements of income)

	Millions of yen

Nine months ended December 31	2023	2024

Ordinary income	¥6,691,218	¥7,652,260
Interest income	4,495,152	5,214,666
Interest on loans and discounts	2,670,810	3,023,432
Interest and dividends on securities	478,712	683,234
Trust fees	5,769	7,010
Fees and commissions	1,245,819	1,401,779
Trading income	228,187	222,109
Other operating income	384,107	254,406
Other income	332,182	552,290
Ordinary expenses	5,494,539	6,033,174
Interest expenses	3,152,563	3,535,091
Interest on deposits	1,215,438	1,288,630
Fees and commissions payments	190,271	231,110
Trading losses	111,518	—
Other operating expenses	178,358	171,482
General and administrative expenses	1,631,048	1,772,978
Other expenses	230,778	322,512

Ordinary profit	1,196,679	1,619,085

Extraordinary gains	365	2,423
Extraordinary losses	112,503	9,061

Income before income taxes	1,084,541	1,612,448

Income taxes	288,076	470,023

Profit	796,465	1,142,424

Profit attributable to non-controlling interests	3,628	6,452

Profit attributable to owners of parent	¥792,837	¥1,135,971

(Quarterly consolidated statements of comprehensive income)
	Millions of yen

Nine months ended December 31	2023	2024

Profit	¥796,465	¥1,142,424
Other comprehensive income (losses)	798,512	(48,021)
Net unrealized gains (losses) on other securities	480,717	(136,601)
Net deferred gains (losses) on hedges	(17,353)	(83,990)
Foreign currency translation adjustments	293,064	180,852
Remeasurements of defined benefit plans	(14,439)	(21,238)
Share of other comprehensive income of affiliates	56,523	12,955

Total comprehensive income	1,594,978	1,094,402

Comprehensive income attributable to owners of parent	1,588,857	1,081,953
Comprehensive income attributable to non-controlling interests	6,121	12,449

3. Notes to quarterly consolidated financial statements

(Changes in accounting policies)

Application of Accounting Standard for Current Income Taxes, etc.

The Company applied the “Accounting Standard for Current Income Taxes” (ASBJ Statement No.27, October 28, 2022), the “Accounting Standard for Presentation of Comprehensive Income” (ASBJ Statement No.25, October 28, 2022) and the “Implementation Guidance on Tax Effect Accounting” (ASBJ Guidance No.28, October 28, 2022) from the beginning of the three months ended June 30, 2024.

As for the revision of accounting classification of current income taxes (imposed on Other comprehensive income) in accordance with the transitional treatment stipulated in the proviso of Paragraph 20-3 of the Accounting Standard for Current Income Taxes and Paragraph 65-2, Item 2 of the Implementation Guidance on Tax Effect Accounting, the cumulative effects by the retroactive application of the new accounting policies prior to the beginning of the three months ended June 30, 2024, were adjusted to “Retained earnings” at the beginning of the nine months ended December 31, 2024. Furthermore, the corresponding amounts were appropriately allocated among “Capital surplus”, “Valuation and translation adjustments” and “Total accumulated other comprehensive income,” and new accounting standards were applied from the beginning balance of the three months ended June 30, 2024. As a result, “Retained earnings” increased by ¥59,330 million and “Net unrealized gains on other securities” decreased by ¥59,330 million at the beginning of the nine months ended December 31, 2024.

As for the revision to review the treatment of gains or losses on sales arising from the sale of subsidiaries’ stocks and others between consolidated companies in the consolidated financial statements, in cases where the gains or losses on sales are deferred for tax purposes, the Company applied the Implementation Guidance on Tax Effect Accounting from the beginning of the three months ended June 30, 2024. There were no significant effects on the consolidated financial statements due to the application of the Implementation Guidance.

(Application of special accounting methods used for preparing quarterly consolidated financial statements)

The Company and certain domestic consolidated subsidiaries calculated tax expenses by multiplying Income before income taxes by an effective tax rate that was reasonably estimated by applying tax effect accounting to estimated Income before income taxes for the fiscal year ending March 31, 2025 including the period for the nine months ended December 31, 2024. Amounts of Income taxes include Income taxes-deferred.

(Notes to segment and other related information)

1. Information on profit and loss amount by reportable segment

	Millions of yen
Nine months ended December 31, 2023	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥590,600	¥944,800	¥952,700	¥399,100	¥(160,877)	¥2,726,323
General and administrative expenses	(233,500)	(798,900)	(569,400)	(119,700)	90,452	(1,631,048)
Others	80,100	4,300	94,000	21,700	(93,279)	106,821

Consolidated net business profit	¥437,200	¥150,200	¥477,300	¥301,100	¥(163,704)	¥1,202,096

Notes:	1. Figures shown in parentheses represent a loss.
2. “Others” includes equity in the profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
3. “Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

	Millions of yen
Nine months ended December 31, 2024	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥671,700	¥1,012,900	¥1,075,700	¥535,800	¥(133,814)	¥3,162,286
General and administrative expenses	(244,000)	(810,700)	(690,600)	(148,400)	120,722	(1,772,978)
Others	92,300	3,300	83,500	25,900	(134,485)	70,515

Consolidated net business profit	¥520,000	¥205,500	¥468,600	¥413,300	¥(147,577)	¥1,459,823

Notes:	1. Figures shown in parentheses represent a loss.
2. “Others” includes equity in the profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
3. “Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

2. Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on quarterly consolidated statements of income (adjustment of difference)

Nine months ended December 31, 2023	Millions of yen
Consolidated net business profit	¥1,202,096
Other ordinary income (excluding equity in gains of affiliates)	225,361
Other ordinary expenses	(230,778)

Ordinary profit on quarterly consolidated statements of income	¥1,196,679

Note: Figures shown in parentheses represent a loss.

Nine months ended December 31, 2024	Millions of yen
Consolidated net business profit	¥1,459,823
Other ordinary income (excluding equity in gains of affiliates)	481,774
Other ordinary expenses	(322,512)

Ordinary profit on quarterly consolidated statements of income	¥1,619,085

Note: Figures shown in parentheses represent a loss.

(Material changes in stockholders’ equity)

Not applicable.

(Note on going concern)

Not applicable.

(Notes to quarterly consolidated statements of cash flows)

Quarterly consolidated statements of cash flows were not prepared for the nine months ended December 31, 2024. “Depreciation” (including amortization of intangible fixed assets other than goodwill) and “Amortization of goodwill” for the nine months ended December 31, 2023 and 2024 were as follows:

	Millions of yen
Nine months ended December 31	2023	2024
Depreciation	¥188,801	¥187,859
Amortization of goodwill	22,404	21,175

Sumitomo Mitsui Financial Group

Financial results

for the nine months

ended December 31, 2024

- Supplementary information -

1.	Operating results	Consolidated	Non-consolidated	1

2.	Interest spread (domestic)		Non-consolidated	3

3.	Non-performing loans (NPLs) based on the Banking Act and the Reconstruction Act	Consolidated	Non-consolidated	3

4.	Unrealized gains (losses) on securities	Consolidated	Non-consolidated	4

5.	Deposits and loans		Non-consolidated	5

Notes:

1. Consolidated : Consolidated figures of Sumitomo Mitsui Financial Group, Inc.

2. Non-consolidated : Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

3. Capital ratio as of December 31, 2024 will be announced when it is fixed.

Sumitomo Mitsui Financial Group

1. Operating results

Consolidated				(Millions of yen)

		Nine months ended December 31, 2024 (A)	Change (A) - (B)	Nine months ended December 31, 2023 (B)
Consolidated gross profit	1	3,162,286	435,963	2,726,323
Net interest income	2	1,679,574	336,986	1,342,588
Trust fees	3	7,010	1,241	5,769
Net fees and commissions	4	1,170,668	115,120	1,055,548
Net trading income	5	222,109	105,441	116,668
Net other operating income	6	82,923	(122,825)	205,748
General and administrative expenses	7	(1,772,978)	(141,930)	(1,631,048)
Equity in gains (losses) of affiliates	8	70,515	(36,306)	106,821

Consolidated net business profit	9	1,459,823	257,727	1,202,096

Total credit cost	10	(158,022)	(23,369)	(134,653)
Credit costs	11	(170,833)	(23,143)	(147,690)
Write-off of loans	12	(127,556)	(18,969)	(108,587)
Provision for reserve for possible loan losses	13	(16,265)	2,301	(18,566)
Others	14	(27,011)	(6,475)	(20,536)
Recoveries of written-off claims	15	12,811	(225)	13,036
Gains (losses) on stocks	16	431,198	286,641	144,557
Other income (expenses)	17	(113,913)	(98,593)	(15,320)

Ordinary profit	18	1,619,085	422,406	1,196,679

Extraordinary gains (losses)	19	(6,637)	105,500	(112,137)
Gains (losses) on disposal of fixed assets	20	(3,384)	(144)	(3,240)
Losses on impairment of fixed assets	21	(2,440)	(863)	(1,577)
Losses related to sale of the freight car leasing business	22	—	106,952	(106,952)
Income before income taxes	23	1,612,448	527,907	1,084,541
Income taxes	24	(470,023)	(181,947)	(288,076)
Profit	25	1,142,424	345,959	796,465
Profit attributable to non-controlling interests	26	(6,452)	(2,824)	(3,628)

Profit attributable to owners of parent	27	1,135,971	343,134	792,837

Notes: 1. Amounts less than 1 million yen are rounded down. Figures in parentheses indicate the amount of loss or decrease.

2.   Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

       + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

3.   Amounts of Income taxes include Income taxes-deferred.

	Number of consolidated subsidiaries and affiliates
		December 31, 2024		March 31, 2024
			Change
Consolidated subsidiaries	28	174	(1)	175
Equity method affiliates	29	273	(44)	317

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)

		Nine months ended December 31, 2024 (A)	Change (A) - (B)	Nine months ended December 31, 2023 (B)
Gross banking profit	1	1,740,107	394,383	1,345,724
Net interest income	2	1,176,567	358,970	817,597
Trust fees	3	2,485	384	2,101
Net fees and commissions	4	404,671	34,750	369,921
Net trading income	5	41,501	92,436	(50,935)
Net other operating income	6	114,881	(92,158)	207,039

Gains (losses) on bonds	7	13,560	(7,640)	21,200
Expenses (excluding non-recurring losses)	8	(782,775)	(58,606)	(724,169)
Personnel expenses	9	(335,189)	(26,855)	(308,334)
Non-personnel expenses	10	(400,127)	(28,127)	(372,000)
Taxes	11	(47,458)	(3,624)	(43,834)

Banking profit (before provision for general reserve for possible loan losses)	12	957,331	335,776	621,555

Gains (losses) on bonds	13	13,560	(7,640)	21,200
Core banking profit (12-13)	14	943,771	343,417	600,354
excluding gains (losses) on cancellation of investment trusts	15	881,170	286,804	594,366

Provision for general reserve for possible loan losses	16	—	—	—
Banking profit	17	957,331	335,776	621,555
Non-recurring gains (losses)	18	424,624	278,729	145,895
Credit costs	19	(21,203)	3,189	(24,392)
Gains on reversal of reserve for possible loan losses	20	5,506	(16,968)	22,474
Recoveries of written-off claims	21	0	(39)	39
Gains (losses) on stocks	22	411,147	272,692	138,455
Gains on sales of stocks	23	428,958	238,795	190,163
Losses on sales of stocks	24	(338)	2,499	(2,837)
Losses on devaluation of stocks	25	(17,471)	31,399	(48,870)
Other non-recurring gains (losses)	26	29,173	19,855	9,318

Ordinary profit	27	1,381,956	614,506	767,450

Extraordinary gains (losses)	28	(3,766)	(104)	(3,662)
Gains (losses) on disposal of fixed assets	29	(2,932)	(708)	(2,224)
Losses on impairment of fixed assets	30	(833)	604	(1,437)
Income before income taxes	31	1,378,190	614,402	763,788
Income taxes	32	(364,714)	(155,797)	(208,917)

Net income	33	1,013,476	458,605	554,871

Total credit cost (16+19+20+21)	34	(15,696)	(13,819)	(1,877)
Provision for general reserve for possible loan losses	35	34,542	(5,273)	39,815
Write-off of loans	36	(12,392)	10,369	(22,761)
Provision for specific reserve for possible loan losses	37	(23,086)	(5,566)	(17,520)
Losses on sales of delinquent loans	38	(8,811)	(7,181)	(1,630)
Provision for loan loss reserve for specific overseas countries	39	(5,948)	(6,127)	179
Recoveries of written-off claims	40	0	(39)	39

Notes:	1. Amounts less than 1 million yen are rounded down. Figures in parentheses indicate the amount of loss or decrease.
2. Amounts of Income taxes include Income taxes-deferred.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated						(%)
		Nine months ended				Nine months ended December 31, 2023 (B)
		December 31, 2024 (A)			Change (A) - (B)
	April 1 - June 30	July 1 - September 30	October 1 - December 31
Interest earned on loans and bills discounted (a)	0.92	0.97	1.04	0.98	0.15	0.83
Interest paid on deposits, etc. (b)	0.01	0.05	0.09	0.05	0.05	0.00
Interest spread (a) - (b)	0.91	0.92	0.95	0.93	0.10	0.83

Reference: After excluding loans to the Japanese government, etc.
Interest earned on loans and bills discounted (c)	0.94	0.99	1.07	1.00	0.15	0.85
Interest spread (c) - (b)	0.93	0.94	0.98	0.95	0.10	0.85

3. Non-performing loans (NPLs) based on the Banking Act and the Reconstruction Act

Consolidated				(Billions of yen)
		December 31, 2024		March 31, 2024
			Change from March 31, 2024
Bankrupt and quasi-bankrupt loans	1	91.4	(68.8)	160.2
Doubtful loans	2	526.7	(35.9)	562.6
Substandard loans	3	293.2	(7.1)	300.3
Past due loans (3 months or more)	4	49.2	(9.2)	58.4
Restructured loans	5	244.0	2.1	242.0
Total (A)	6	911.3	(111.9)	1,023.1

Normal assets	7	133,229.3	8,197.7	125,031.6
Grand total (B)	8	134,140.6	8,085.8	126,054.8
				(%)
NPL ratio (A/B)	9	0.68	(0.13)	0.81

Amount of direct reduction		267.5	16.7	250.8
SMBC non-consolidated				(Billions of yen)
		December 31, 2024		March 31, 2024
			Change from March 31, 2024
Bankrupt and quasi-bankrupt loans	10	69.6	(61.6)	131.2
Doubtful loans	11	366.1	(11.8)	377.9
Substandard loans	12	114.7	(6.2)	120.9
Past due loans (3 months or more)	13	21.6	(0.1)	21.7
Restructured loans	14	93.1	(6.1)	99.3
Total (A)	15	550.3	(79.7)	630.0

Normal assets	16	126,578.4	6,883.5	119,694.9
Grand total (B)	17	127,128.8	6,803.9	120,324.9
				(%)
NPL ratio (A/B)	18	0.43	(0.09)	0.52

Amount of direct reduction		215.5	6.6	208.9

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated								(Billions of yen)
		December 31, 2024					March 31, 2024
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from March 31, 2024	Gains	Losses
Held-to-maturity securities	1	259.4	(4.0)	(2.6)	—	4.0	234.1	(1.4)
Other securities	2	40,103.4	3,217.2	(175.9)	4,104.8	887.6	36,132.8	3,393.1
Stocks	3	3,400.1	2,251.9	(585.1)	2,260.9	8.9	4,119.8	2,837.0
Bonds	4	11,931.7	(122.1)	(21.9)	7.3	129.4	10,760.4	(100.1)
Japanese government bonds	5	9,071.8	(54.5)	0.4	0.0	54.5	7,547.4	(54.8)
Others	6	24,771.7	1,087.3	431.1	1,836.7	749.3	21,252.7	656.2
Foreign bonds	7	19,098.3	(668.6)	22.0	65.7	734.3	16,836.2	(690.6)
Other money held in trust	8	0.5	—	—	—	—	0.3	—
Total	9	40,363.4	3,213.2	(178.5)	4,104.8	891.6	36,367.2	3,391.7
Stocks	10	3,400.1	2,251.9	(585.1)	2,260.9	8.9	4,119.8	2,837.0
Bonds	11	12,191.1	(126.1)	(24.5)	7.3	133.4	10,994.5	(101.5)
Others	12	24,772.2	1,087.3	431.1	1,836.7	749.3	21,253.0	656.2

SMBC non-consolidated								(Billions of yen)
		December 31, 2024					March 31, 2024
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from March 31, 2024	Gains	Losses
Held-to-maturity securities	13	22.3	(0.8)	(0.3)	—	0.8	22.3	(0.5)
Stocks of subsidiaries and affiliates	14	5,014.0	(72.7)	9.0	6.3	79.0	4,945.2	(81.7)
Other securities	15	33,810.0	2,230.5	(297.3)	3,091.3	860.9	30,599.8	2,527.7
Stocks	16	3,045.9	2,107.7	(551.3)	2,116.5	8.8	3,709.3	2,659.0
Bonds	17	12,113.7	(119.2)	(21.0)	7.3	126.5	10,943.8	(98.2)
Japanese government bonds	18	9,071.8	(54.5)	0.4	0.0	54.5	7,547.4	(54.8)
Others	19	18,650.3	242.0	275.0	967.5	725.5	15,946.7	(33.0)
Foreign bonds	20	14,074.5	(667.5)	(5.3)	43.3	710.8	12,426.9	(662.2)
Total	21	38,846.3	2,157.0	(288.6)	3,097.6	940.7	35,567.3	2,445.6
Stocks	22	3,340.3	2,109.1	(552.5)	2,117.9	8.8	4,004.1	2,661.6
Bonds	23	12,136.0	(120.0)	(21.3)	7.3	127.3	10,966.1	(98.7)
Others	24	23,370.0	167.8	285.2	972.4	804.5	20,597.2	(117.4)

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
	2.	Net unrealized gains (losses) are valued at market prices as of the balance sheet date.
	3.	Other securities and Other money held in trust are measured at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

Sumitomo Mitsui Financial Group

5. Deposits and loans

SMBC non-consolidated			(Billions of yen)
	December 31, 2024		March 31, 2024
		Change from March 31, 2024
Domestic deposits	130,945.4	3,277.3	127,668.1
Individual	61,886.7	2,079.1	59,807.6
Note : The figures above exclude negotiable certificates of deposit and Japan offshore banking accounts.
Loans and bills discounted	106,695.2	5,570.4	101,124.7
Domestic offices (excluding offshore banking accounts)	66,967.2	2,472.3	64,494.9
Overseas offices and offshore banking accounts	39,727.9	3,098.2	36,629.8